Amendment No. 9 to Investment Advisory Agreement

This Amendment No. 9, dated February 24, 2022 (this “Amendment”), to the Investment Advisory Agreement dated May 31, 2018 (the “Agreement”), as amended, by and between ALPS ETF Trust, a Delaware statutory trust (the “Trust”) and ALPS Advisors, Inc. (the “Adviser”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Effective as of the date above, Appendix A of the Agreement is hereby deleted in its entirety and replaced with a new Appendix A attached hereto.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

ALPS ETF TRUST		ALPS ADVISORS, INC.

By:	/s/ Kathryn Burns	By:	/s/ Laton Spahr
Name:	Kathryn Burns	Name:	Laton Spahr
Title:	Treasurer	Title:	President

Appendix A

(as of _______, 2022)

In consideration for the services to be performed under this Agreement, the Adviser shall receive from the Trust an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month as described in the table below. The obligation of the Fund(s) to pay the above-described fee to the Adviser will begin as of the date of the initial public sale of shares in the Fund(s).

The Adviser will make available, without expense to the Trust or the Fund, the services of such of its officers, directors and employees as may be duly elected as officers or trustees of the Trust, subject to the individual consent of such persons to serve and to any limitations imposed by law. The Adviser will pay all expenses incurred in performing its investment advisory services under this Agreement, including compensation of and office space for officers and employees of the Adviser connected with management of the Fund. The Adviser will not be required to pay any investment advisory related expenses of the Fund other than those specifically allocated to it in this paragraph. During the term of this Agreement, the Adviser shall pay substantially all expenses of the Fund(s) out of its compensation. In particular, but without limiting the generality of the foregoing, the Fund will be required to pay brokerage and other expenses of executing Fund transactions; taxes or governmental fees; interest charges and other costs of borrowing funds; litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

Fund	Annual Percentage of Daily Net Assets
ALPS REIT Dividend Dogs ETF (formerly Cohen & Steers Global Realty Majors ETF)	0.35%
ALPS Equal Sector Weight ETF	0.37%
Alerian MLP ETF	0.85%*
ALPS Sector Dividend Dogs ETF	0.40%
Barron’s 400SM ETF	0.65%**
ALPS International Sector Dividend Dogs ETF	0.50%
RiverFront Strategic Income Fund	0.11%
Alerian Energy Infrastructure ETF	0.35%

Fund	Annual Percentage of Daily Net Assets
ALPS Emerging Sector Dividend Dogs ETF	0.60%
ALPS Medical Breakthroughs ETF	0.50%
RiverFront Dynamic Core Income ETF	0.51%***
RiverFront Dynamic US Dividend Advantage ETF	0.52%****
RiverFront Dynamic US Flex-Cap ETF	0.52%****
ALPS Disruptive Technologies ETF	0.50%
ALPS Clean Energy ETF	0.55%
ALPS Active REIT ETF	0.68%
ALPS Hillman Active Value ETF	0.55%
ALPS Global Travel Beneficiaries ETF	0.65%
ALPS Intermediate Municipal Bond ETF	0.50%

*	With respect to the Alerian MLP ETF, the advisory fee rate as a percentage of net assets is subject to the following breakpoints: (i) 85 basis points (0.85%) for average net assets up to and including $10 billion, (ii) 80 basis points (0.80%) for average net assets greater than $10 billion up to and including $15 billion, (iii) 70 basis points (0.70%) for average net assets greater than $15 billion up to and including $20 billion, (iv) 55 basis points (0.55%) for average net assets greater than $20 billion up to and including $25 billion, and (v) 40 basis points (0.40%) for average net assets greater than $25 billion.

**	From the 65bps advisory fee reference above, ALPS Advisors will receive the greater of an annual fee of:

(1) $130,000 per Fund during the first year of the Fund’s operations and $150,000 beginning in year two of the Fund’s operations

Or

(2) 10bps of the first $1billion of the Fund’s assets; 7bps on the Fund’s assets between $1 billion and $2.5 billion; and 5bps on the Fund’s assets in excess of $2.5 billion

***	With respect to the RiverFront Dynamic Core Income ETF, the advisory fee rate as a percentage of net assets is subject to the following breakpoints: (i) 51 basis points (0.51%) for average net assets up to $600 million, and (ii) 48 basis points (0.48%) for average net assets of $600 million and over.

****	With respect to each of the RiverFront Dynamic US Dividend Advantage ETF and RiverFront US Flex-Cap ETF, the advisory fee rate as a percentage of net assets is subject to the following breakpoints: (i) 52 basis points (0.52%) for average net assets up to $600 million, and (ii) 49 basis points (0.49%) for average net assets of $600 million and over.